Exhibit 99.2

YRC WORLDWIDE INC.

Offer to Exchange, Solicitation of Mutual Releases and Consent Solicitations

Pursuant to the Prospectus, dated November 9, 2009

for Any and All of the

Outstanding $2,350,000 Aggregate Principal Amount of

5.0% Contingent Convertible Senior Notes due 2023 (CUSIP No. 985509 AN 8),

Outstanding $234,487,000 Aggregate Principal Amount of

5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (CUSIP 98557 AA 3),

Outstanding $5,384,000 Aggregate Principal Amount of

3.375% Contingent Convertible Senior Notes due 2023 (CUSIP 985509 AQ 1),

Outstanding $144,616,000 Aggregate Principal Amount of

3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (CUSIP 985577 AB 1), Outstanding $150,000,000 Aggregate Principal Amount of

8 1/2% Guaranteed Notes due April 15, 2010 (CUSIP 916906 AB 6),

Solicitation to become party to the Mutual Release, and

Solicitation of Consents to Proposed Amendments to the Related Indentures

EACH OF THE EXCHANGE OFFERS AND THE PERIOD FOR A NOTEHOLDER TO BECOME PARTY TO THE MUTUAL RELEASE AND TO CONSENT TO THE PROPOSED AMENDMENTS TO THE RELATED INDENTURES WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 7, 2009, UNLESS EXTENDED BY US (THE “EXPIRATION DATE”). WITH RESPECT TO ANY SERIES OF OLD NOTES, TENDERS MAY NOT BE WITHDRAWN AFTER 11:59 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

November 9, 2009

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We are enclosing herewith the documents listed below relating to the offer by YRC Worldwide Inc. (the “Company”) to exchange (the “offer to exchange”) the number of shares of our common stock and new preferred stock for each $1,000 of principal amount of each series of outstanding notes (the “old notes”) as set forth in the summary offering table on the inside front cover of the prospectus dated November 9, 2009 as filed with the Securities and Exchange Commission (as may be amended or supplemented, the “Prospectus”), in accordance with and subject to the terms and conditions set forth in the Prospectus, a copy of which accompanies this letter, and the letter of transmittal (as each may be amended or supplemented from time to time) (collectively, the “Offer Documents”). Certain terms used and not defined herein shall have the respective meanings ascribed to them in the Prospectus.

Concurrently with the offer to exchange, the Company is soliciting consents (“consent solicitations”) from the holders of old notes to amend (the “proposed amendments”) the terms of the debt instruments that govern each series of old notes. The proposed amendments would (a) waive any and all existing defaults and events of default that have arisen or may arise under the old notes, (b) remove substantially all material affirmative and negative covenants (except those relating to conversion rights, as applicable) and (c) will eliminate or modify the related events of default other than the obligation to pay principal and interest on the old notes and those relating to conversion rights, as applicable. Each holder that tenders old notes in the exchange offers will be deemed to have consented to the proposed amendments. Holders may not deliver consents to the proposed amendments without tendering their old notes, and holders may not tender their old notes without delivering consents.

Also concurrent with the exchange offers, the Company is soliciting holders to become party to a mutual release (the “solicitation of mutual release” and together with the offer to exchange and the consent solicitations, the “exchange offers”). Holders who tender their old notes are required to become parties to, and thereby will become obligors and beneficiaries of, a release under which the parties to the release, which include the holders that participate in the exchange offers and us, will agree to release the other parties to the release and certain of their related parties from every, any and all claims that such party and its related parties ever had, now have or hereafter can, shall or may have, for, upon or by reason of any matter, act, failure to act, transaction, event, occurrence, cause or thing whatsoever that is directly or indirectly relating to the old notes, the indentures governing the old notes and these exchange offers, subject to limited exceptions set forth in the mutual release, the full text of which is set forth as Exhibit A to the letter of transmittal. Holders who tender all or a portion of their old notes in the exchange offers are obligated to become parties to the mutual release with respect to the tendered notes. Holders may not revoke a mutual release without withdrawing from the exchange offers the previously tendered old notes to which such mutual release relates. The act of tendering old notes pursuant to the exchange offers shall constitute an agreement to become bound by, and a beneficiary of, the mutual release. The mutual release will be conditioned upon, and will not become effective until, the consummation of the exchange offers.

We are requesting that you contact your clients for whom you hold old notes through your account (the “Beneficial Holders”) with The Depository Trust Company (“DTC”) regarding the exchange offers. For your information and for forwarding to your clients for whom you hold old notes registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	A form of letter which may be sent to your clients for whose account you hold old notes through your DTC account, which contains a form that may be sent from your clients to you with such clients’ instruction with regard to the exchange offers;

2.	Letter of Transmittal (together with accompanying Substitute Form W-9 and related Guidelines); and

3.	A copy of the appropriate Offer Documents.

YOUR PROMPT ACTION IS REQUESTED. OLD NOTES TENDERED PURSUANT TO THE EXCHANGE OFFERS MAY BE WITHDRAWN AT ANY TIME BEFORE THE EXPIRATION DATE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

We will pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in connection with forwarding copies of the Offer Documents and related documents to the beneficial owners of old notes and in connection with handling or forwarding tenders for exchange and payment. We will pay or cause to be paid any transfer taxes applicable to the tender of old notes.

Any inquiries you may have with respect to exchange offers, the solicitation to become party to the mutual release or the consent solicitations for the proposed amendments, or requests for additional copies of the enclosed materials or the Letter of Transmittal, should be directed to Global Bondholder Services Corporation, 65 Broadway – Suite 723, New York, New York 10006 Attention: Corporate Actions, (212) 430-3774 or fax (212) 430-3775.

Please refer to “The Exchange Offers—Procedures for Tendering Old Notes” in the Prospectus for a description of the procedures which must be followed to tender old notes in the exchange offers and participate in the consent solicitations for the proposed amendments.

Very truly yours,

YRC Worldwide Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFERS OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

Enclosures

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